Exhibit 8.1

Subsidiaries of the Registrant
1.   TDS Directory Operations (Proprietary) Limited, a company
organized under the laws of the Republic of South Africa.
2.   Swiftnet (Proprietary) Limited, a company organized under the laws of the Republic of South Africa.
3.   Intekom (Proprietary) Limited, a company organized under the laws of the Republic of South Africa.
4.   Telkom Communications International (Proprietary) Limited, a
company organized under the laws of the Republic of Mauritius
(1)
5.   Q-Trunk (Proprietary) Limited, a company organized under the laws of the Republic of South Africa.
(1)
6.   Africa Online Limited, a company organized under the laws
of the Republic of Mauritius.
7.   Multi-Links Telecommunications Limited, a company incorporated under the laws of the Federal Republic of Nigeria.
8.   Rossal No. 65 (Proprietary) Limited, a company organized under the laws of the Republic of South Africa.
9.   Acajou Investments (Proprietary) Limited, a company organized under the laws of the Republic of South Africa.
10. Telkom Media (Proprietary) Limited, a company organized under the laws of the Republic of South Africa.
11. Telkom International (Proprietary) Limited, a company organized under the laws of the Republic of South Africa.
(1)

(1) Dormant subsidiaries of the registrant.